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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	12

1	NAMES OF REPORTING PERSONS AMG Investments No. 2 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		367,377

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		367,377

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	3	of	12

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		367,377*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

367,377*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,377*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by AMG Investments No. 2 LLC.

CUSIP No.	693654 10 5	Page	4	of	12

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		94,904(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		391,057(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,904(1)

WITH	10	SHARED DISPOSITIVE POWER

391,057(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485,961(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 44,783 shares owned by CCAG Limited Partnership and 33,942 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 367,377 shares owned by AMG Investments No. 2 LLC, 12,930 shares owned by Mr. Calabrese’s minor children and 10,750 shares beneficially owned by Mr. Calabrese’s wife.

CUSIP No.	693654 10 5	Page	5	of	12

1	NAMES OF REPORTING PERSONS CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		44,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,783

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	693654 10 5	Page	6	of	12

1	NAMES OF REPORTING PERSONS Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		33,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,942

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No.	693654 10 5	Page	7	of	12

1	NAMES OF REPORTING PERSONS Mark D. Grossi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		137,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,457

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	693654 10 5	Page	8	of	12
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by AMG Investments No. 2 LLC, Richard M. Osborne, Steven A. Calabrese, CCAG Limited Partnership, the Steven A. Calabrese Profit Sharing Trust and Mark D. Grossi relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”) which is the holding company for Park View Federal Savings Bank (“Park View”).
Item 2. Identity and Background.
     Item 2 is amended in its entirety as follows:
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by AMG Investments No. 2 LLC, an Ohio limited liability company (“AMG”), Richard M. Osborne, Steven A. Calabrese, CCAG Limited Partnership, an Ohio limited partnership (“CCAG”), the Steven A. Calabrese Profit Sharing Trust, an Ohio trust (the “Trust”) and Mark D. Grossi (together, the “Reporting Persons”). Mr. Osborne and Mr. Calabrese are the managing members of AMG. Mr. Osborne owns his units of AMG through the Richard M. Osborne Trust, an Ohio trust of which he is the trustee. Mr. Calabrese owns his units of AMG through the Declaration of Trust dated 1/25/91, an Ohio trust of which he is the trustee. Mr. Calabrese is the President and only member of the Board of Directors and the only executive officer of the general partner of CCAG and co-trustee of the Trust. Under the governing documents of the Trust, Mr. Calabrese is in sole control of the Trust.
     (b) The business address of AMG and Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of Mr. Calabrese, CCAG and the Trust is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. The business address of Mr. Grossi is c/o 8500 Station Street, Mentor, Ohio 44060.
     (c) The principal business of AMG is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne’s principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the Board, Chief Executive Officer and a director of John D. Oil and Gas Company, an oil and gas exploration company located at 8500 Station Street, Suite 345, Mentor, Ohio 44060, and Chairman of the Board and a director of each of Energy West, Incorporated, a public utility company located at 1 First Avenue South, Great Falls, Montana 59401 and Corning Natural Gas Corporation, a public utility company located at 330 West William Street, Corning, New York 14830. Mr. Calabrese’s principal occupation is managing partner of Calabrese, Racek and Markos, Inc. located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115, which operates a number of commercial real estate companies. The principal business of CCAG is real estate investment and management services. Mr. Calabrese is a director of John D. Oil and Gas Company and Energy West, Incorporated. The principal business of the Trust is asset investment services. Mr. Grossi is retired. Mr. Grossi is a director of John D. Oil and Gas Company and Energy West, Incorporated.
     (d) Negative with respect to the Reporting Persons.

CUSIP No.	693654 10 5	Page	9	of	12
     (e) Negative with respect to the Reporting Persons.
     (f) AMG, CCAG and the Trust are organized under the laws of the State of Ohio. Mr. Osborne, Mr. Calabrese and Mr. Grossi are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     On December 7, 2007, Mr. Grossi purchased 137,457 Shares from AMG with his personal funds for the aggregate purchase price of $2.0 million.
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $213,452 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     Mr. Grossi purchased the Shares for investment. The Reporting Persons, including Mr. Grossi, have not yet determined their position with respect to the proposed merger of the Company with and into United Community Financial Corp., but expect that they will make a joint decision and vote together on the proposed transaction. Each Reporting Person, however, reserves the right to vote independently on the proposed merger and any other change of control transaction.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Grossi does not currently have plans or proposals that relate to or would result in any of the following:
(i)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or Park View;

(ii)	the sale or transfer of a material amount of assets of the Company or Park View;

(iii)	a change in the present board of directors or management of the Company;

(iv)	a material change in the present capitalization or dividend policy of the Company;

(v)	a material change in the business or corporate structure of the Company;

(vi)	a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company by any person;

CUSIP No.	693654 10 5	Page	10	of	12
(vii)	the delisting from the Nasdaq Capital Market of the Shares;

(viii)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	any action similar to any of those enumerated in (i) through (viii) above.
     Mr. Grossi reserves the right to modify his plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, Mr. Grossi may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,772,292 Shares outstanding.
     AMG beneficially owns 367,377 Shares, or 4.7% of the outstanding Shares. As managing members, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG. Mr. Osborne does not beneficially own any Shares other than as a managing member of AMG. Mr. Calabrese beneficially owns a total of 485,961 Shares, or 6.3% of the outstanding Shares, which includes 367,377 Shares owned by AMG, 16,179 Shares owned individually, 12,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 44,783 Shares owned by CCAG and 33,942 Shares owned by the Trust. CCAG owns 44,783 Shares, or 0.6% of the outstanding Shares. The Trust owns 33,942 Shares, or 0.4% of the outstanding Shares. Mr. Grossi owns 137,457 Shares, or 1.8% of the outstanding Shares.
     Mr. Osborne and Mr. Calabrese determined to purchase and sell the Shares reported in Item 5(c) as having been acquired and sold by AMG.
     (b) Mr. Grossi has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him.
     (c) Since November 19, 2007, the date of Amendment No. 2 to Schedule 13D, AMG purchased 15,969 Shares in open market transactions as set forth below:

CUSIP No.	693654 10 5	Page	11	of	12

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
12/07/2007	7,688	$13.31
12/10/2007	2,500	$13.42
12/10/2007	81	$13.45
12/11/2007	2,700	$13.45
12/11/2007	1,500	$13.40
12/11/2007	1,500	$13.38
     On December 7, 2007, AMG sold 137,457 Shares to Mr. Grossi in a private transaction at a price of $14.55 per Share.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 14, 2007

AMG Investments No. 2 LLC
/s/ Richard M. Osborne
Richard M. Osborne, a managing member

/s/ Richard M. Osborne
Richard M. Osborne, individually

/s/ Steven A. Calabrese
Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust
/s/ Steven A. Calabrese
By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership By: TGF, Inc., its general partner

/s/ Steven A. Calabrese
By: Steven A. Calabrese, President

/s/ Mark D. Grossi
Mark D. Grossi, Individually

Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement